UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation

Index to Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)

By: ______________________________
Michael S. Poteshman
Management Committee for Employee Benefits

June 27, 2006
Orlando, Florida

CHASTANG, FERRELL, SIMS & EISERMAN, L.L.C.

Certified Public Accountants & Consultants

A member of

NEXIA INTERNATIONAL

1400 W. Fairbanks Ave.
Suite 102
Winter Park, Florida 32789
Tel: (407) 629-1944
Fax: (407) 740-0671

999 Vanderbilt Beach Road
Suite 601
Naples, Florida 34108
Tel: (239) 514-3782
Fax: (239) 514-3783

215 Celebration Place
Suite 170
Celebration, Florida 34747
Tel: (321) 939-0915
Fax: (321) 939-0918

4890 W. Kennedy Blvd.
Suite 110
Tampa, Florida 33609
Tel: (813) 286-2477
Fax: (813) 286-2577

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan (the "Plan") at December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chastang, Ferrell, Sims & Eiserman, L.L.C.

Orlando, Florida
June 16, 2006

Email: cfse@cfsecpa.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
420 South Orange Avenue
Suite 200
Orlando FL 32801
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Tupperware Brands Corporation Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
June 26, 2006

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Investments	$ 72,703,420	$ 87,312,661
Accrued income	115,071	163,318
Cash	2,922	-
Total assets	72,821,413	87,475,979
Liabilities		
Accrued expenses	7,301	14,181
Due to brokers for securities purchased	79,886	150,927
Total liabilities	87,187	165,108
Net assets available for benefits	$ 72,734,226	$ 87,310,871

The accompanying notes are an integral part of these financial statements.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Net assets available for benefits, beginning of year	$ 87,310,871
Additions to net assets	
Company contributions	
Net company contributions	1,784,659
Employees' contributions	2,422,375
	4,207,034
Net appreciation in fair value of investments	2,883,495
Interest and dividend income	2,597,280
Total additions	9,687,809
Deductions from net assets	
Benefits paid to participants	24,217,861
Administrative expenses	46,593
Total deductions	24,264,454
Net decrease	(14,576,645)
Net assets available for benefits, end of year	$ 72,734,226

The accompanying notes are an integral part of these financial statements.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 1 - Description of the Plan:

General

The Tupperware Brands Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan covering eligible employees of Tupperware Brands Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was formerly named the Tupperware Corporation Retirement Savings Plan. The plan name changed as a result of the 2005 name change of the plan sponsor, Tupperware Corporation to Tupperware Brands Corporation.

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (the "Trust") by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits ("MCEB"), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Governance Committee of the Board of Directors of the Company (the "Compensation Committee").

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours during a year may participate in the Plan following the completion of six months of service. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

All eligible participant contributions are tax-deferred pursuant to a qualified cash or deferred arrangement. A participant may elect to contribute from 1% to 25% of their compensation, in whole percentage points, subject to the limitation of the Internal Revenue Code (the "Code"). This limitation was $14,000 for 2005. The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

In addition, for those participants who are aged 50 years or older by year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of $4,000 was allowed in 2005. The catch-up amount will increase by $1,000 in 2006 and thereafter will be subject to cost of living adjustments.

Note 1 - Description of the Plan (Continued):

Contributions (Continued)

Company contributions to the Plan are comprised of matching contributions and basic contributions. Company matching contributions are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation. Effective June 30, 2005, the Company changed its basic contribution rate up to the Social Security Wage Base (SSWB) from 3% to 5% of eligible compensation. The Social Security Wage Base was $90,000 for 2005. The basic contribution for eligible compensation above the SSWB is 6%.

Participants may elect to invest their contributions and Company basic contribution in 1% increments in seven investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, guaranteed investment contracts, international equities and Company stock, as well as five target retirement date funds. As the target retirement date of a particular fund draws nearer, the asset allocation between stock, bond, and money market funds shifts more heavily to bond and money market investments.

All matching contributions are initially invested in the Company Stock Fund. They may then be transferred by the participants to different investment funds at any time.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund,

Note 1 - Description of the Plan (Continued):

Vesting and Distribution Options (Continued)

participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets must have been exhausted and the participant declare that the hardship withdrawal meets one of the Internal Revenue Service's four safe harbor provisions.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and loans bear interest at the prime rate plus one percentage point. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. During 2005, $377,248 of forfeitures was applied to reduce Company contributions. At December 31, 2005, the balance of forfeited nonvested accounts available to reduce future contributions was $196,504.

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs, such as audit costs, are absorbed by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued):

Investment Valuation

The Plan's investments are stated at fair value, except for its stable value fund, which is valued at contract value. The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value. The stable value fund is a common collective trust that invests primarily in investment contracts issued by insurance companies and other financial institutions and is valued at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Security Transactions and Income Recognition

Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Interest and dividend income is recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Note 3 - Termination of the Plan:

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

Note 4 - Tax Status:

The Plan has obtained a favorable determination letter, dated August 12, 2003, on the tax status of the Plan from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investments:

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Investment income (loss), as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2005 and 2004, were as follows:

Description	2005	2004
Tupperware Brands Corporation Common Stock	$ 11,890,794	$ 15,125,124
Spartan US Equity Index Fund	6,217,730	7,145,260
Fidelity Freedom Income Fund	3,837,425	5,153,801
Fidelity Small Cap Independence Fund	5,922,668	5,750,334
Fidelity Freedom 2010 Fund	5,606,858	7,792,028
Fidelity Freedom 2030 Fund	7,956,209	10,707,393
Fidelity Diversified International	4,285,274	- *
Fidelity Managed Income Portfolio**	17,266,490	21,329,619

*Value of fund was less than 5% of net assets available for benefits, end of year

** This investment holds assets stated at fair value and contracts that are stated at contract value.

Note 5 - Investments (Continued):

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,883,495 as follows:

Common stock	$ 1,013,434
Registered investment companies	1,870,061
	$ 2,883,495

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000.

Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 6 - Nonparticipant-Directed Investments:

Information about the net assets relating to the Company stock fund containing the non-participant directed investments as of December 31, 2004 is as follows:

Common Stock Fund	2004
Net assets	
Tupperware Brands Corporation common stock	$ 15,125,124
Short-term investments	214,095
Receivables	163,318
Other liabilities	(160,774)
	$ 15,341,763

Note 7 - Related Party Transactions:

Certain Plan investments are shares of investments managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee and performance management fees; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2005 and 2004, the current value and number of shares was $11,890,794 and 530,839 and $15,125,124 and 729,977, respectively. For the year ended December 31, 2005, the Plan purchased 124,400 shares for $2,734,178 and sold 323,538 shares for $6,981,987.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Description	Par Value or Number of Shares	Cost	Current Value
Common/Collective Trust			
* Fidelity Managed Income Portfolio	17,266,490	$ 17,266,490	$ 17,266,490
Registered Investment Companies			
Spartan US Equity Index Fund	140,800	6,516,142	6,217,730
* Fidelity Small Cap Independence Fund	289,193	5,195,823	5,922,668
* Fidelity Diversified International Fund	131,692	3,335,123	4,285,274
* Fidelity Freedom Income Fund	337,504	3,735,429	3,837,425
* Fidelity Freedom 2000 Fund	151,859	1,780,062	1,854,197
* Fidelity Freedom 2010 Fund	399,065	5,258,511	5,606,858
* Fidelity Freedom 2020 Fund	163,063	2,201,276	2,398,654
* Fidelity Freedom 2030 Fund	529,708	7,214,026	7,956,209
* Fidelity Freedom 2040 Fund	33,929	271,059	299,596
Dodge & Cox stock	23,585	2,998,466	3,236,279
Total Registered Investment Companies		38,505,917	41,614,890
* Tupperware Brands Corporation, Common Stock $0.01 par	530,839	8,711,676	11,890,794
* Fidelity Short-Term Investments/Money Market Funds	151,723	151,723	151,723
*** Participant Loans**			
Interest rates ranged from 5% - 10.5% terms from 1 to 5 years			1,779,523
Total investments			$ 72,703,420

*Indentified as a party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.1-11657) of Tupperware Brands Corporation Retirement Savings Plan of our report dated June 16, 2006, relating to the financial statements and schedule of Tupperware Brands Corporation Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2005.

Chastang, Ferrell, Sims & Eiserman, LLC

Orlando, Florida
June 27, 2006

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-18331) of Tupperware Brands Corporation of our report dated June 26, 2006 relating to the financial statements of the Tupperware Brands Corporation Retirement Savings Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Orlando, Florida
June 26, 2006